UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated April 10, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: April 10, 2006	By: /s/ Bruce Winfield Bruce Winfield President and CEO

DRILLING UPDATE ON ARROYO VERDE PROJECT

Portal Resources Ltd. (TSX-V: PDO) provides the following update on the Phase 1- 3,500 meter reverse circulation (RC) drill program at its 100 percent owned Arroyo Verde property located in northeastern Chubut province, Patagonia, Argentina. The Arroyo Verde project consists of 40,000 ha (155 square miles) and is amenable to year round exploration due to excellent access and infrastructure.

The initial two holes have been completed on the Refugio-Porvenir target, a large, 4 kilometer by 2 kilometer, strong IP chargeability anomaly. The anomaly is associated with an outer propylitic and inner argillic-phyllic alteration halo with well-defined anomalous molybdenum-lead-zinc-silver-barium geochemistry.

Holes PO-53, and PO-54 spaced at a 380 meter separation, were completed to depths of 320 and 306 meters respectively. The holes intersected 150 to 200 meters of rhyolitic ignimbrite overlying a silicious rhyodacitic intrusive. Argillic alteration is widespread with zones of intense silicification, limonite, quartz and sulphide veinlets, stockworks and disseminations. Sulphides consist principally of pyrite with variable amounts of other fine-grained grey sulphides consisting of galena, molybdebnite and sphalerite. This large mineralized system, intersected in both drill holes is interpreted to be related to the silicious intrusive below the younger ignimbritic unit indicating a porphyry style system.

The drill has moved approximately 8 kilometers to the north to begin testing the second major target, the large 2 kilometer by 1.5 kilometer South Dome IP target with its high chargeability and resistivity which is similar to the geophysical anomalies surrounding the high grade epithermal gold-silver mineralization in the Principal Vein, 400 meters to the north. An estimated 25 RC drill holes in a series of three fences are planned to identify the distribution of alteration and trace element mineralization associated with a potential altered rhyolite dome and associated epithermal veins.

A Phase 2 - 2500 meter diamond drill program is planned in May, 2006 to further test the high grade gold-silver mineralization in the Principal Vein. The Principal Vein can be traced along surface for 700 meters and has only been drilled to a depth of 125 to 150 meters; the Phase 2 drilling will test the vein at 200 – 250 meters below surface.

Portal is very encouraged by results of wide spread sulphide mineralization associated with a silicious intrusive at the Refugio-Porvenir area and looks forward to results from the remaining two areas to be drill tested.

Sampling procedure is to prepare two splits from the reverse circulation cuttings at the drill pad, which are sealed and stored at the project site in a secure location. One is retained for reference with the other collected from the site by Alex Stewart Argentina S.A., a subsidiary of the international laboratory Alex Stewart (Assayers) Limited and transported to their laboratory in Mendoza for analysis. Samples are analysed by fire assay for gold and silver and ICP for trace elements. All work on the project is under the direction of Mr. Gary Nordin, P.Geo., British Columbia, the designated Qualified Person for the Arroyo Verde project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.